UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2021

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO

BLADEX ANNOUNCES 9% FOURTH QUARTER COMMERCIAL PORTFOLIO GROWTH

AND QUARTERLY PROFIT OF $15.7 MILLION, OR $0.40 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, February 12, 2021

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the region, today announced its results for the Fourth Quarter (“4Q20”) and Full-Year (“FY20”) ended December 31, 2020.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2020	2019	4Q20	3Q20	4Q19
Key Income Statement Highlights
Net Interest Income (“NII”)	$92.5	$109.5	$22.3	$22.6	$26.9
Fees and commissions, net	$10.4	$15.6	$2.8	$2.6	$5.4
Loss on financial instruments, net	$(4.8)	$(1.4)	$(0.1)	$(0.4)	$(2.0)
Total revenues	$99.2	$126.7	$25.3	$25.2	$31.4
Reversal (provision) for credit losses	$1.5	$(0.4)	$0.3	$(1.5)	$1.9
Operating expenses	$(37.3)	$(40.7)	$(10.2)	$(8.3)	$(11.3)
Profit for the period	$63.6	$86.1	$15.7	$15.4	$22.1
Profitability Ratios
Earnings per Share (“EPS”) (1)	$1.60	$2.17	$0.40	$0.39	$0.56
Return on Average Equity (“ROAE”) (2)	6.2%	8.6%	6.1%	6.0%	8.7%
Return on Average Assets (“ROAA”)	1.0%	1.4%	1.0%	1.0%	1.3%
Net Interest Margin (“NIM”) (3)	1.41%	1.74%	1.37%	1.42%	1.65%
Net Interest Spread (“NIS”) (4)	1.13%	1.19%	1.17%	1.19%	1.18%
Efficiency Ratio (5)	37.6%	32.1%	40.2%	33.1%	35.9%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (6)	$5,946	$6,582	$5,946	$5,320	$6,582
Commercial Portfolio (7)	$5,551	$6,502	$5,551	$5,087	$6,502
Investment Portfolio	$395	$80	$395	$234	$80
Total assets	$6,289	$7,250	$6,289	$6,311	$7,250
Total equity	$1,038	$1,016	$1,038	$1,026	$1,016
Market capitalization (8)	$628	$847	$628	$482	$847
Tier 1 Basel III Capital Ratio (9)	26.0%	19.8%	26.0%	26.5%	19.8%
Total assets / Total equity (times)	6.1	7.1	6.1	6.2	7.1
Liquid Assets / Total Assets (10)	16.7%	16.0%	16.7%	23.2%	16.0%
Credit-impaired loans to Loan Portfolio (11)	0.22%	1.05%	0.22%	0.00%	1.05%
Total allowance for losses to Credit Portfolio (12)	0.75%	1.56%	0.75%	0.84%	1.56%
Total allowance for losses to credit-impaired loans (times) (12)	4.2	1.7	4.2	n.m.	1.7

"n.m." means not meaningful.

BUSINESS HIGHLIGHTS

•	Bladex’s Commercial Portfolio growth accelerated during 4Q20, up 9% QoQ to reach $5.6 billion at year-end, driven by higher loan origination (+18% QoQ), with a continued emphasis on defensive sectors and under stricter credit underwriting standards. In addition, considering the 69% QoQ increase in the Investment Portfolio, mostly focused on highly liquid corporate debt securities rated above ‘A-‘, the Bank’s Credit Portfolio totaled $5.9 billion at the end of the 4Q20 (+12% QoQ).

•	During 4Q20, Bladex sustained preceding quarterly trend in collecting virtually all loan maturities (99% in 4Q20 and since the onset of Covid-19), evidencing the high quality of the Bank’s borrower base and short-term nature of its business.

•	As of December 31, 2020, Bladex’s Commercial Portfolio remained well-diversified and focused on high quality exposures, with 59% in investment grade countries, 54% with financial institutions and 16% with sovereign and state-owned corporations. In addition, exposure to higher risk sectors has been downsized since the onset of Covid-19, such as sugar (-43%) and airlines (-67%), now representing 1% and 0.9% of the total portfolio, respectively.

•	Lower Loan Portfolio balances and the collection of loans in higher risk sectors and countries resulted in a $1.5 million net reversal of credit reserves for FY20. As of December 31, 2020, asset quality remained sound with $11 million recorded as a credit-impaired loan (“NPL”), representing 0.22% of the total Loan Portfolio, compared to zero NPLs in the previous quarter and $62 million or 1.05% of the total Loan Portfolio a year ago.

•	Bladex maintained a sound and diversified funding structure in 4Q20, primarily supported by the continued growth of its deposit base (+3 QoQ; +9% YoY), coupled with ample and constant access to interbank and debt capital markets. In turn, the Bank reduced its liquidity position, which stood at $1.0 billion (17% of Total Assets) at year-end.

•	Bladex’s Profit for 4Q20 was $15.7 million (+2% QoQ), totaling $63.6 million for FY20 (-26% YoY), denoting sustainable results as Bladex’s unique business model represents a key advantage in a year deeply impacted by Covid-19 pandemic and prevailing market uncertainty.

•	Net Interest Income (“NII”) for 4Q20 was nearly stable QoQ (-1%), impacted by lower ‘NIM’ on lower rates, offseting the effects of higher average lending volumes. FY20 NII & NIM were below pre-Covid levels (-16% YoY and -33 bps YoY, respectively), as a result of the Bank’s defensive approach to favor liquidity over loan growth during most part of the year, coupled with the impact of decreased market rates.

•	Fees and commissions income totaled $2.8 million for 4Q20, up 7% QoQ, driven by higher fees from the letters of credit business. FY20 fees and commissions were 33% lower YoY mostly on the absence of mandated structured transactions in a year impacted by market uncertainty.

•	FY20 Operating Expenses decreased 8% YoY, mainly on lower variable compensation and other savings in the current context. FY20 Efficiency Ratio stood at 37.6%, on lower total revenues on the account of the Bank’s implemented measures to mitigate the risks associated to Covid-19 pandemic. 4Q20 Efficiency Ratio was 40% on seasonal higher operating expenses while revenues remained stable QoQ.

CEO’s Comments

Mr. Jorge Salas, Bladex’s Chief Executive Officer said: “2020 proved to be a very challenging year for Bladex’s markets, as Latin American economic growth was severely impacted from high uncertainty and volatility derived from the deep effects of the Covid-19 pandemic, evidenced by the estimates of 7.4% GDP regional contraction. Notwithstanding, Bladex’s unique business model – characterized by its short-term trade nature and high-quality borrower base – proved to be a fundamental and differentiating advantage throughout the year, allowing us to swiftly recompose the risk in our portfolio, while working closely and attending our clients’ needs under tighter credit underwriting standards, as we also strengthen our liquidity levels, supported by broad access to debt capital markets and the continued support of deposits from our Class A shareholders.”

Mr. Salas added: “During the fourth quarter, we continued the preceding quarterly trend of higher disbursements, resulting in a Commercial Portfolio growth of 13% compared to the lowest level at the end of the first half of the year, complemented by the increase of our credit investments with good quality LatAm bond instruments and by the creation of a highly liquid corporate debt securities portfolio, allowing us to gradually reduce the cash balances while still preserving a solid liquidity level. Bladex’s solid financial position remains, despite all the challenges faced throughout a very complex economic year, and is underlined by the Bank’s ability to deliver sustainable and quality results, with a healthier and well-diversified asset composition, and a stronger funding structure with increased tenors and diversification.”

Mr. Salas concluded: “We remain prudently cautious in the face of the uncertainty that still lies ahead for this year 2021. I am extremely proud of and thankful to all my colleagues at Bladex, and of the way they have come together to navigate the storm so far, quickly adapting to the unprecedented circumstances, working from home and keeping safe, while remaining strongly committed and successfully serving our clients, standing by them during these trying times. We will continue to promote foreign trade and economic integration in our Region, committed to the best long-term interest of our shareholders.”

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors (the “Board”) approved a quarterly common dividend of $0.25 per share corresponding to the fourth quarter 2020. The cash dividend will be paid on March 10, 2021, to shareholders registered as of February 23, 2021.

▪	Ratings updates: On February 10, 2021, Fitch Ratings (“Fitch”) affirmed Bladex’s long- and short-term foreign currency Issuer Default Rating (“IDR”) at ‘BBB/F3’, respectively. The outlook for the Long-Term IDRs remains ‘Negative’. According to Fitch: “The affirmation of Bladex’s ratings following the downgrade of Panama’s sovereign ratings to ‘BBB-‘ from ‘BBB’, reflect the international nature of Bladex’s operations despite being domiciled in Panama. Bladex’s VR is one notch above Panama’s sovereign rating because, according to Fitch’s criteria, its high geographical diversification helps it to offset any potential negative impact of Panama’s sovereign risks.”

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Credit Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

7)	The Bank’s “Commercial Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

10)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls; as well as highly rated corporate debt securities (above ‘A-‘). Liquidity ratio refers to liquid assets as a percentage of total assets.

11)	Loan Portfolio refers to gross loans at amortized cost, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.

12)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and government actions intended to limit its spread; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, February 12, 2021 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial 1-877-271-1828 in the United States or, if outside the United States, 1-334-323-9871. Participants should use conference passcode 51834133, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140 and follow the instructions. The replay passcode is: 17239100.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com